UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 000-54516

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: February 26, 2024	By:	/s/ Brian C. Curry
Name: Brian C. Curry
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form 52-109F1 Certification of Annual Filings by the Chief Executive Officer

99.2	Form 52-109F1 Certification of Annual Filings by the Chief Financial Officer

99.3	Emera Incorporated Earnings Coverage Ratio for the Twelve Months Ended December 31, 2023

99.4	Emera Incorporated Media Release dated February 26, 2024